NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN UNITED STATES

METALLA ADDS PRODUCING ROYALTY ON PAN AMERICAN SILVER PROPERTY AND ANNOUNCES BROKERED PRIVATE PLACEMENT

(All dollar amounts are in United States dollars unless otherwise indicated)

FOR IMMEDIATE RELEASE	TSXV: MTA
OTCQX: MTAFF
December 11, 2018	Frankfurt: X9CP

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. (“Metalla” or the “Company”) (TSXV: MTA) (OTCQX: MTAFF) (FRANKFURT: X9CP) is pleased to announce that the Company has entered into a definitive agreement (the "Royalty Purchase Agreement") to acquire from Patagonia Gold S.A. ("Patagonia Gold”) a 1.5% net smelter return royalty (the "Royalty") for $1.5 million in cash (the “Royalty Transaction”). The Royalty is in connection with certain mining rights located on the Cap-Oeste Sur East property located in the province of Santa Cruz, Argentina (the "COSE Property") and includes a net smelter return on all products mined or otherwise recovered from the COSE Property.

The COSE Property is a gold and silver project that is 100% owned by Minera Triton Argentina S.A. (the “Royalty Payor”), a wholly-owned subsidiary of Pan American Silver Corp (“Pan American Silver”) (NASDAQ: PAAS; TSX: PAAS).

Brett Heath, President, and CEO of Metalla commented, “Metalla is pleased to add another producing royalty on a high-grade deposit with proven operator Pan American Silver. This acquisition consolidates royalties on two separate properties (COSE and previously acquired Joaquin) that represents all of the future growth at Pan American Silver’s Manantial Espejo mine complex.” Mr. Heath continued, “The royalty complements our existing portfolio, will increase our cash flow, and will further enhance our strong growth profile. This is consistent with our long-stated strategy of acquiring existing royalties on quality assets with tier-one operators.”

COSE PROPERTY

The COSE Property is a fully-permitted mine that has been developed by Pan American Silver at a total cost of $23.9 million, since Pan American Silver acquired the property from Patagonia Gold for $15 million in May 2017. Pan American Silver recently reported that COSE project remains on time and within budget for the commencement of commercial production by the end of 2018. The COSE Property is another high-grade satellite deposit within trucking distance to Pan American Silver’s Manantial Espejo mine, offering synergies similar to their Joaquin project on which Metalla holds a 2.0% NSR royalty.

In 2014, a mineral resource estimate on the COSE Property (See Note 1) was prepared as summarized below:

Category	Tonnes (T)	Grade (g/t)	Metal (Ozs)
Au (Gold) Estimate
Indicated	49,000	27.8	44,000
Inferred	20,000	12.5	8,000
Ag (Silver) Estimate
Indicated	49,000	1,466	2,325,000
Inferred	20,000	721	464,000
Au Equivalent Estimate(2)
Indicated	49,000	52.2	83,000
Inferred	20,000	24.5	16,000

(2) Au Equivalent (g/t) = Au (g/t) + Ag(g/t)/60

ROYALTY PURCHASE AGREEMENT

Pursuant to the Royalty Purchase Agreement, a wholly-owned Argentinian subsidiary of Metalla (“Metalla Argentina”) and Patagonia Gold will enter into an assignment agreement under which the Royalty will be transferred from Patagonia Gold to Metalla Argentina. Metalla expects to close the purchase of the Royalty on or about December 21, 2018. The Royalty Purchase Agreement also includes a right of first refusal in favour of Metalla to acquire a future net smelter returns royalty that may be granted by, or received by, Patagonia Gold (or an affiliate of Patagonia Gold) on its Cap-Oeste mine and surrounding property.

PRIVATE PLACEMENT

Metalla is also pleased to announce it has entered into an agreement with Haywood Securities Inc. ("Haywood"), as lead agent on behalf of a syndicate of agents including PI Financial Corp. and Canaccord Genuity Corp., (together with Haywood, the "Agents"), in connection with a "best efforts" private placement offering (the "Offering") of up to 3,846,153 units (the "Units") of the Company, at a price of C$0.78 per Unit (the "Issue Price"), for gross proceeds to the Company of up to C$3,000,000. Each Unit will consist of one common share in the capital of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a "Warrant"). Each Warrant will entitle the holder thereof to acquire one Common Share of the Company at a price of C$1.17 for a period of 24 months from the closing of the Offering (the “Closing”). In the event that the closing price of the Common Shares on the TSX Venture Exchange (“TSXV”) (or other stock exchange) is greater than C$1.50 per Common Share for a period of 10 consecutive trading days at any time after the Closing, the Company may accelerate the expiry date of the Warrants by written notice (or by way of news release in lieu of written notice) to the holders of the Warrants and in such case the Warrants will expire on the 30th day after the date of such notice.

The Company has agreed to grant the Agents an over-allotment option (the “Agents’ Option”) at the Issue Price, to purchase up to 1,923,076 additional Units, on the same terms and conditions as the Offering, increasing the size of the Offering to a maximum of C$4,500,000 gross proceeds to the Company. The Agents’ Option may be exercised in whole or in part at any time up to 48 hours prior to Closing.

The Company has agreed to pay to the Agents a cash fee in an amount equal to 6.0% of the gross proceeds of the Offering, excluding any proceeds raised from a president’s list of subscribers for up to a maximum of C$2 million in Units (the “President’s List Subscribers”), in respect of which the Company agrees to pay a cash fee equal to 3.0% of the aggregate proceeds raised from such President’s List Subscribers. The Company has also agreed to issue compensation options to the Agents entitling the Agents to purchase that number of Common Shares equal to 6.0% of the aggregate number of Units issued under the Offering with an exercise price per Common Share that is equal to the Issue Price until the date that is 24 months after the Closing (other than with respect to President’s List Subscribers, for which the number of compensation options issuable shall be reduced to 3.0%) .

The net proceeds received by the Company from the Offering will be used to finance the Royalty Transaction and other royalty and stream acquisitions. The Offering is integral to the Royalty Transaction, and therefore the Company expects to rely on the 'part and parcel pricing' exemption allowed by the TSXV.

The closing of the Offering is expected to occur on or about December 21, 2018, and is subject to the receipt of any necessary regulatory approvals, including the approval of the TSXV. All securities issued in connection with the Offering will be subject to a statutory four-month hold period.

The securities to be offered pursuant to the Offering have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any U.S. state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the United States or U.S. persons (as such term is defined in Regulation S promulgated under the U.S. Securities Act), absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities to, or for the account or benefit of, persons in the United States or U.S. persons, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

LOAN AGREEMENT

Metalla has increased its previously announced (November 7th, 2018) syndicated loan agreement with a group of arm’s length lenders (the “Lenders”) by $250,000 (the “Loan”) for total proceeds of $2,000,000. The proceeds from the Loan will be used to fund royalty acquisitions.

Terms of the Loan include interest at a rate of 5.0% per annum, calculated annually, and a term one year from the date of the advance of the Loan (the "Maturity Date") with early repayment provisions. As an inducement for providing the Loan, Metalla has agreed to provide the Lenders a 3% origination discount and, subject to the approval of the Exchange, to issue an aggregate of 75,000 non-transferable common share purchase warrants (the “Loan Warrants”). Each Loan Warrant will entitle the holder to acquire one common share of Metalla at an exercise price of C$0.85 for a period of two years. The Company has also granted as collateral to the Lender, a corporate guarantee on a wholly-owned subsidiary of Metalla.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec and a consultant to Metalla. Mr. Beaudry is a Qualified Person as defined in “National Instrument 43-101 Standards of disclosure for mineral projects”.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) “Brett Heath”

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO
Phone: 604-696-0741
Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations
Phone: 604-908-1695
Email: kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Note 1 – See technical report titled "COSE Gold-Silver Project" dated October 29, 2014, and prepared by Brian Fitzpatrick, BSc, and MAusIMM of Cube Consulting Pty Ltd for Patagonia Gold PLC (the effective date of the mineral resource estimate is August 22, 2014) (the “COSE Technical Report”). Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The mineral resources in this estimate were calculated in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia. For more information about this mineral resource estimate and other technical and scientific aspects of the COSE Property, including, without limitation, key assumptions, parameters and risks associated with the COSE Property refer to the COSE Technical Report, a copy of which can be obtained from the Company on request.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, statements with respect to the transactions contemplated under the Royalty Purchase Agreement, Loan Agreement, and Offering, anticipated cash flows upon completion of the Royalty Transaction, Loan Agreement and Offering, the completion of the Royalty Transaction, the Loan Agreement and the Offering and proposed future transactions Metalla may undertake and their expected timing. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Metalla will purchase gold and receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Metalla's expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Some of the disclosure in this press release is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Metalla.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.